Filed Pursuant to Rule 253(g)(2)
File No. 024-11057

RSE ARCHIVE, LLC

SUPPLEMENT NO. 1 DATED OCTOBER 5, 2020

TO THE POST-QUALIFICATION OFFERING CIRCULAR AMENDMENT NO. 11

DATED SEPTEMBER 28, 2020

This Supplement No.1 dated October 5, 2020, supplements the Post-Qualification Offering Circular Amendment No. 11 of RSE Archive, LLC (the “Company”) dated September 28, 2020 which forms a part of the offering statement on Form 1-A filed by us with the Securities and Exchange Commission on September 28, 2020, as may be further amended and supplemented  (the “Offering Circular”). This Supplement No. 1 should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement No. 1, capitalized terms used in this Supplement No. 1 shall have the same meaning as set forth in the Offering Circular.

The purpose of this Supplement No. 1 is solely to update the disclosure in the Offering Circular with respect to a particular Series of the Company and such Series’ Underlying Asset.  As a result, the Asset Description and details contained in the Master Series Table with respect to “#03KOBE2 / Series 2003-04 UD Patch Auto Kobe Bryant Card ” are replaced in their entirety with the information contained in this Supplement No. 1. Except as specifically set forth in this Supplement No. 1, the Offering Circular remains unchanged.

INTERESTS IN SERIES COVERED BY THIS SUPPLEMENT

Series / Series Name	Qualification Date	Underlying Asset	Agreement Type	Status	Opening Date	Closing Date	Offering Price per Interest	Minimum / Maximum Membership Interests	Minimum / Maximum Offering Size	Sourcing Fee	Trading Window
#03KOBE2 / Series 2003-04 UD Patch Auto Kobe Bryant Card	9/24/2020	2003-04 Upper Deck Exquisite Collection Patches Autographs #KB Kobe Bryant Card graded BGS MINT 9	Purchase Agreement	Upcoming	Q4 2020 or Q1 2021	Q4 2020 or Q1 2021	$4.00	4,600 / 5,750	$18,400 / $23,000	$670

DESCRIPTION OF SERIES 2003-04 UD PATCH AUTO KOBE BRYANT CARD

Investment Overview

•Upon completion of the Series #03KOBE2 Offering, Series #03KOBE2 will purchase a 2003-04 Upper Deck Exquisite Collection Patches Autographs #KB Kobe Bryant Card graded BGS MINT 9 as the Underlying Asset for Series #03KOBE2 (The “Series 2003-04 UD Patch Auto Kobe Bryant Card” or the “Underlying Asset” with respect to Series #03KOBE2, as applicable), the specifications of which are set forth below.

•The Upper Deck Company, LLC., is a private company founded in 1988 that specializes in the production of trading cards.

•Kobe Bryant was a professional basketball player who won five NBA championships, an NBA Most Valuable Player (MVP) award, two NBA Finals MVP awards, two Olympic gold medals, and is widely considered to be one of the greatest players in NBA history.

•The Underlying Asset is a 2003-04 Upper Deck “Exquisite Collection” Patches Autographs #KB Kobe Bryant Card graded BGS MINT 9.

Asset Description

Overview & Authentication

•The Underlying Asset is a 2003-04 Upper Deck “Exquisite Collection” Patches Autographs #KB Kobe Bryant Card.

•The Underlying Asset has been authenticated by Beckett Grading Services (BGS) and issued a grade of BGS MINT 9 with certification number #0012291755.

•The Underlying Asset’s BGS condition report consists of the following grades: Centering: 9.5; Corners: 9; Edges: 9; Surface: 9.

•The 2003-04 Exquisite Collection base set was made up of 78 cards, and none of the 78 cards in the set had a production number higher than 225 – production numbers were displayed on each card.

•At a suggested retail price of $500, each Exquisite Collection box consisted of a single 5-card pack that was housed in an engraved wooden box and which cost as much as an entire case (342 cards) of regular UD cards.

•Each pack contained an Autograph Patch (1/100), an Autographed Rookie Patch (1/225), and three additional cards (different production numbers: 1-of-1 all the way to 1-of-225).

•Patches Autographs cards were an insert set for the 2004-04 Exquisite Collection. Each Patches Autographs card had a production number of 100.

•The Charlotte Hornets drafted Kobe Bryant with the 13th pick in the 1st round of the 1996 NBA Draft.

•During the 2003-04 season, Kobe Bryant joined what is considered to be one of the best starting lineups in NBA history, with Shaquille O’Neal, Gary Payton and Karl Malone. The Lakers went 56-26 and reached the NBA Finals for the fourth time in five years. Kobe Bryant averaged 24.0 points, 5.5 rebounds, 5.1 assists, and 1.7 steals for the season.

Notable Features

•The Underlying Asset is a part of a limited-edition issue and numbered “051/100”.

•The face of the Underlying Asset features a photograph of Kobe Bryant wearing a #8 Los Angeles Lakers jersey and dribbling a basketball. The face of the card also features embossed silver text that reads: “EXQUISITE PATCHES”, “kobe bryant”, “lakers”, the Upper Deck logo, “EXQUISITE COLLECTION”, “051/100”.

•The face of the Underlying Asset features a patch from a Kobe Bryant game-used jersey.

•The Underlying Asset features Kobe Bryant’s signature in blue marker on a white background.

•The Underlying Asset is encased in a protective holder with the authentication label from BGS across the top of the protective case.

Notable Defects

•The Underlying Asset shows signs of wear consistent with its condition grade from BGS.

Details

Series 2003-04 UD Patch Auto Kobe Bryant Card
Sport	Basketball
Professional League	National Basketball Association (NBA)
Player / Number	Kobe Bryant / 8
Team	Los Angeles Lakers
Year / Season	2003-04
Memorabilia Type	Trading Card
Manufacturer	The Upper Deck Company, LLC.
Issue	2003-04 Exquisite Collection
Variant	Patches Autographs
Rarity	1 of 100
Number in Set	051 / 100
Signature	“Kobe Bryant”
Authentication	Beckett Grading Services (BGS)
Grade	MINT 9
Certification #	0012291755

Depreciation

The Company treats Memorabilia Assets as collectible and therefore will not depreciate or amortize the Series 2003-04 UD Patch Auto Kobe Bryant Card going forward.